Lorillard, Inc.

714 Green Valley Road

Greensboro, North Carolina

27408-7018

May 8, 2008

VIA EDGAR AND FACSIMILE

Ms. Amanda McManus

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile: (202) 772-9202

Re:	Lorillard, Inc. Registration Statement No. 333-149051 on Form S-4
(the “Registration Statement”)

Dear Ms. McManus:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), on behalf of Lorillard, Inc. (the “Company”), I respectfully request that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 10:00 a.m., New York time, on Friday, May 9, 2008 or as soon thereafter as practicable.

I hereby acknowledge the following:

•

that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

that the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	that the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 8, 2008

Please notify me of such effectiveness by a telephone call to (336) 335-7718 and please also confirm such effectiveness in writing delivered by mail to the address above or by facsimile to (336) 335-7707.

Very truly yours,

Lorillard, Inc.

By:	/s/ Ronald S. Milstein
Name:	Ronald S. Milstein, Esq.
Title:	Senior Vice President, Legal and External Affairs, General Counsel and Secretary